UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Comstock Holding Companies, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

205684202

(CUSIP Number)

Gregory Benson

12357 Clareth Drive

Oak Hill, VA 20171

(703) 863-5070

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 205684202

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregory V. Benson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 146,347*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 146,347*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,347*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Represents shares of Class A common stock of the issuer held by the reporting person.
**	Based on 3,340,852 shares of Class A Common Stock of the issuer outstanding as of April 4, 2017.

This Amendment No. 3 (the “Third Amendment”) amends and supplements the Statement on Schedule 13D, filed on February 10, 2005 (the “Original Statement”) by Mr. Gregory V. Benson (the “Reporting Person”), as amended by the first amendment to the Original Statement, filed on June 30, 2005 (the “First Amendment”), and the second amendment to the Original Statement, filed on November 10, 2015 (the “Second Amendment”). The Original Statement, the First Amendment, the Second Amendment and the Third Amendment relate to the Reporting Person’s ownership of shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of Comstock Holding Companies, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used and not defined in the Third Amendment have the meanings set forth in the Original Statement, as amended.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Statement, as amended, is hereby amended to include the following:

On March 24, 2017, Comstock Acquisitions II, L.C. (“Purchaser”) entered into a share repurchase agreement with the Reporting Person and Clareth, LLC, an entity wholly owned by the Reporting Person (“Clareth”), pursuant to which the Purchaser purchased 64,563 shares of Class A Common Stock from the Reporting Person and 170,250 shares of Class B Common Stock from Clareth for $234,813. Christopher Clemente, the Chief Executive Officer of the Issuer, entered into a share repurchase agreement with Clareth pursuant to which he purchased 25,000 shares of Class B Common Stock from Clareth for $25,000. On April 4, 2017, Clareth completed the deposit and transfer of the shares required under the agreement, thereby satisfying their obligations related to the repurchase.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to include the following:

On March 24, 2017, Purchaser entered into a share repurchase agreement with the Reporting Person and Clareth pursuant to which the Purchaser purchased 64,563 shares of Class A Common Stock from the Reporting Person and 170,250 shares of Class B Common Stock from Clareth for $234,813. Christopher Clemente, the Chief Executive Officer of the Issuer, entered into a share repurchase agreement with Clareth pursuant to which he purchased 25,000 shares of Class B Common Stock from Clareth for $25,000. On April 4, 2017, Clareth completed the deposit and transfer of the shares required under the agreement, thereby satisfying their obligations related to the repurchase.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) The Reporting Person currently holds 146,347 shares of Class A Common Stock, representing 4.4% of the 3,340,852 shares of Class A Common Stock outstanding as of April 4, 2017. Of the 146,347 shares, 50,011 shares are beneficially owned by the Reporting Person through Clareth and 1,161 shares are beneficially owned by the Reporting Person through Investment Management, LC, an entity wholly-owned by the Reporting Person.

The following table summarizes the foregoing and provides additional information about the Reporting Person’s holdings.

Class A Common Stock		Class B Common Stock		% of Total Common Stock	% of Total Voting Power
Shares	% of Class	Shares	% of Class
146,347	4.4%	0	0%	4.4%	2.3%

(b) The Reporting Person has shared voting and dispositive power with respect to the shares of Class A Common Stock described in Item 5(a) above.

(c) The following table lists all transactions in the Issuer’s securities by the Reporting Person within the past 60 days. The description of the transactions in Item 3 is incorporated herein by reference.

Transaction Date	Class A Shares #	Class B Shares #	Price per Share	Transaction Type
4/4/2017	(64,563)	(195,250)	$1.00	Private sale

(d) Other than Clareth and Investment Management, LC, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Reporting Person.

(e) On April 4, 2017, the Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2017
Dated

/s/ Gregory Benson
Signature

Gregory Benson
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).